Nauticus Robotics, Inc.

17146 Feathercraft Lane, Suite 450

Webster, Texas 77598

           April 14, 2023

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Nauticus Robotics, Inc.
Registration Statement on Form S-1, as amended
File No. 333-267375
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Nauticus Robotics, Inc., a Delaware corporation (“the Company”), hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-reference Registration Statement so that the Registration Statement will become effective as of 4:00 p.m. on April 18, 2023, or as soon thereafter as practicable.

Very truly yours, Nauticus Robotics, Inc.

By:	/s/ Nicolaus Radford
Name:	Nicolaus Radford
Title:	Chief Executive Officer